EXHIBIT 99.3

[FRANKLIN FINANCIAL LETTERHEAD]

Dear Shareholder:

We are pleased to provide you with the enclosed prospectus describing the Franklin Financial Services Corporation Dividend Reinvestment and Stock Purchase Plan, as amended on August 26, 2010 (the “Plan”).  The Plan provides shareholders with a convenient and economical way to purchase additional shares of the Company's common stock by reinvesting cash dividends paid on their shares or through optional cash payments.

Effective September 30, 2010, the Company amended the Plan to: (i) authorize for issuance an additional one million (1,000,000) shares of common stock on the terms and conditions of the Plan; (ii) modify the minimum and maximum amounts that may be invested pursuant to the voluntary cash payment option under the Plan; (iii) provide for the investment of voluntary cash payments on as frequently as a weekly basis; (iv) permit participants to make voluntary cash payments via ACH transfer; and (v) modify the formula for determining the purchase price with respect to shares purchased under the Plan directly from the Company, rather than on the open market.

Participation is voluntary.  If you do not choose to participate in the Plan, you will continue to receive cash dividends, as declared, in the usual manner. Shareholders currently enrolled in the Plan will automatically be enrolled in the amended Plan without further action on their part.  Cash dividends will continue to be reinvested according to your previous instructions.  Eligible non-participants may enroll in the Plan, and current Plan participants may change their investment options, at any time by completing an enclosed authorization form and returning it to Franklin Financial.

Any registered owner of one or more shares may participate in the Plan.  Additionally, if you are a “beneficial owner,” you may participate by either having shares transferred into your own name, or by making arrangements with your broker, bank or other nominee to participate in the Plan on your behalf.

If you choose to participate, you may reinvest all or a portion of the dividends from the shares you own and/or make voluntary cash contributions toward the purchase of additional shares. In order to participate, please complete the enclosed authorization form and return it in the provided return envelope to:

Franklin Financial Services Corporation
Shareholder Relations
P.O. Box 6010
Chambersburg, PA 17201

Before electing to participate in the Plan, we urge you to carefully read the enclosed prospectus.  It contains important information regarding participation in the Plan and should be retained for future use.

Reinvestment of cash dividends in accordance with the Plan will commence with the fourth quarter 2010 dividend.

If you would like your participation in the Plan to begin with the fourth quarter 2010 dividend, we request that you return your completed authorization form no later than October 31, 2010.  If you choose not to participate in the Plan at this time you may participate in the future if you desire.

Additionally, I would like to remind you that shareholders can also purchase Franklin Financial common stock independently of the Plan by contacting company market makers, brokerage firms, or through an Internet account.  Franklin Financial Services Corporation’s common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “FRAF.”

Thank you for your continued interest in Franklin Financial Services Corporation.

Sincerely,

William E. Snell, Jr.
President and Chief Executive Officer